UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2023

Commission File Number: 001-33853

Trip.com Group Limited

(Registrant’s Name)

968 Jin Zhong Road

Shanghai 200335

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Supplemental Submission Pursuant to Item 16I(a) of Form 20-F

Trip.com Group Limited (the “Company”) is submitting to the U.S. Securities and Exchange Commission (the “SEC”) the following information as required under Item 16I(a) of Form 20-F in relation to the Holding Foreign Companies Accountable Act (the “HFCAA”).

On May 26, 2022, the Company was conclusively identified by the SEC as a Commission-Identified Issuer pursuant to the HFCAA because it filed an annual report on Form 20-F for the year ended December 31, 2021 with the SEC on April 27, 2022 with an audit report issued by PricewaterhouseCoopers Zhong Tian LLP, a registered public accounting firm retained by the Company for the preparation of the audit report on the Company’s financial statements included therein. PricewaterhouseCoopers Zhong Tian LLP is a registered public accounting firm headquartered in mainland China, a jurisdiction where the Public Company Accounting Oversight Board (the “PCAOB”) determined that it was unable to inspect or investigate registered public accounting firms headquartered there until December 2022 when the PCAOB vacated its previous determination. In response to Item 16I(a) of Form 20-F, the Company believes that the following information establishes that it is not owned or controlled by a governmental entity in China.

To the Company’s knowledge based on its register of members and public EDGAR filings made by its shareholders, no shareholder other than Baidu, Inc. (Nasdaq: BIDU; SEHK: 9888) owned more than 5% of the Company’s outstanding shares as of January 31, 2023. Baidu, Inc. held 10.7% of the Company’s outstanding shares as of January 31, 2023. Baidu, Inc. is a public company incorporated in the Cayman Islands and is not a governmental entity of China. In addition, the Company’s directors and senior management in aggregate beneficially owned (determined in accordance with the SEC rules) 7.6% of the Company’s outstanding shares as of January 31, 2023. Excluding shares beneficially owned by Baidu, Inc. and the Company’s directors and senior management, more than two-thirds of the remaining outstanding shares are held by public investors in the open market. Please refer to “Item 6. Directors, Senior Management and Employees—E. Share Ownership” of the Company’s annual report on Form 20-F for the year ended December 31, 2022 filed with the SEC on March 27, 2023 for more details.

In addition, the Company is not aware that any governmental entity in China controls the Company.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRIP.COM GROUP LIMITED

By	:	/s/ Cindy Xiaofan Wang
Name	:	Cindy Xiaofan Wang
Title	:	Chief Financial Officer

Date: March 28, 2023